SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission File Number: 1-7775

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

COAL COMPANY SALARY DEFERRAL

AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Massey Energy Company

4 North 4th Street

Richmond, Virginia 23219

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report and appear immediately after the signature page hereof.

1.	Statement of Net Assets Available for Benefits

2.	Statement of Changes in Net Assets Available for Benefits

3.	Notes to Financial Statements

4.	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

5.	Schedule H, Line 4a - Schedule of Delinquent Participant Contributions.

Exhibits. The following exhibits are filed as part of this annual report:

Exhibit 23.1 - Consent of Ernst & Young LLP.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COAL COMPANY SALARY DEFERRAL AND PROFIT SHARING PLAN

By:	/s/ John M. Poma
John M. Poma
Vice President, Human Resources

Dated: June 28, 2004

COAL COMPANY SALARY DEFERRAL AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedules

Years ended December 31, 2003 and 2002

with Report of Independent Registered Public Accounting Firm

Coal Company Salary Deferral and Profit Sharing Plan

Financial Statements and Supplemental Schedules

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Board of Directors

Coal Company Salary Deferral and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Coal Company Salary Deferral and Profit Sharing Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at the end of the year) and schedule of delinquent participant contributions as of December 31, 2003, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    Ernst & Young LLP

Richmond, Virginia

June 18, 2004

Coal Company Salary Deferral and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Investments, at fair value	$137,261,922	$115,742,562

Receivables:
Investment income	—	404,127
Contributions due from employees	—	314,681
Contributions due from employer	70,770	986,588

Total receivables	70,770	1,705,396

Net assets available for benefits	$137,332,692	$117,447,958

See accompanying notes.

Coal Company Salary Deferral and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions:
Employer contributions	$2,640,690
Employee contributions	9,228,294
Investment income	2,209,282
Assets transferred from the Tennessee West Virginia Pension Plan	1,990,922
Net appreciation in fair value of investments	19,053,901

Total additions	35,123,089

Deductions:
Withdrawals by participants	(15,238,355)

Total deductions	(15,238,355)

Net assets available for benefits at beginning of year	117,447,958

Net assets available for benefits at end of year	$137,332,692

See accompanying notes.

Coal Company Salary Deferral and Profit Sharing Plan

Notes to Financial Statements

December 31, 2003 and 2002

1. Plan Description

The following description of the Coal Company Salary Deferral and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions and definitions of certain terms reference herein.

General

The Plan is a contributory defined contribution plan established effective January 1, 1985 by A. T. Massey Coal Company, Inc., (the Company or the Plan Sponsor), a wholly owned subsidiary of Massey Energy Company and is administered by the Company for the benefit of eligible employees, including eligible employees of certain subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective April 1, 2003, the Plan’s trustee was changed from Wachovia Bank, N.A. to AMVESCAP National Trust Company (the Trustee).

Effective October 1, 2003, the Board of Directors of the Company approved the merger of the Tennessee West Virginia Pension Plan into the Plan. Assets of the Tennessee West Virginia Plan were transferred to the Plan on October 1, 2003.

Participation

Effective May 1, 2003, eligible employees may begin participation on any date after hire. Prior to this date, eligible employees could begin participation on the first day of the calendar quarter after hire.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings, net of fund management fees. Allocations of earnings are based on participant account balances within each fund. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Coal Company Salary Deferral and Profit Sharing Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Contributions and Vesting

Participants may elect to defer up to 15% of their compensation, as defined by the Plan and as limited by restrictions of the Internal Revenue Code. The Plan Sponsor contributes 30% of the first 10% of compensation that a participant contributes to the Plan with the exception of those employed at a new above ground operation reopened or acquired on or after October 1, 2003. Effective October 1, 2003, the Plan Sponsor contributes 10% of the first 10% of compensation that a participant employed at a new above ground operation contributes to the Plan.

The Plan Sponsor also may continue to contribute a discretionary amount to the Plan each year as determined by its management.

The Matching Account for a Participant who was an Employee on September 30, 2001, is fully vested and nonforfeitable at all times. The Discretionary Matching Account and Matching Account for an individual who was hired on or after October 1, 2001 shall become fully vested if the Participant dies or reaches his Normal Retirement Age while employed by the Plan Sponsor or any of its participating subsidiaries. Otherwise, such Participant shall vest 20% after two years of service and then shall vest 20% each year after the first two years until fully vested.

Upon enrollment in the Plan, employees may direct their investments to any of the Plan’s fund options. Effective May 1, 2003, participants may change their investment options daily. Prior to this date, participants could change their investment options monthly.

Distributions

Participants may obtain distributions from their accounts, subject to certain restrictions, upon termination of employment, retirement, upon reaching age 59 1/2, or by incurring a disability or hardship, as defined by the Plan. Designated beneficiaries are entitled to receive the participant’s unpaid benefits upon the death of the participant.

Coal Company Salary Deferral and Profit Sharing Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Loans to Participants

Loans are made from the participant’s account and are secured by the participant’s remaining account balance. Prior to January 1, 2002, participants were permitted to borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of 50% of the participant’s account or $50,000 in accordance with the Department of Labor’s regulations on loans to participants. Loans shall bear a reasonable rate of interest and must be repaid over a period not to exceed 5 years unless the loan was used to purchase the participant’s primary residence, in which case the loan term may not exceed 10 years. Principal and interest is paid ratably through regular payroll deductions. Loans to terminated participants and loans in default are treated as distributions to the participant. Effective December 31, 2001, the provision to grant new loans to participants was eliminated.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would receive the full value of their individual account.

2. Summary of Accounting Policies

Accounting Method

The financial statements of the Plan have been prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Coal Company Salary Deferral and Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Investments

Except for common trusts, the Plan’s investments are stated at fair value which equals the quoted market price the last day of the year. Common trusts are valued at quoted redemption values determined by the trustee. Participant loans are valued at their outstanding balances, which approximate fair value. Securities transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Expenses of the Plan are paid by the Plan Sponsor.

3. Investments

As of December 31, 2003, all of the Plan’s investments are held in a trust fund administered by the Trustee. As of December 31, 2002, all of the Plan’s investments were held in a trust fund administered by Wachovia Bank, N.A. At December 31, 2003 and 2002, investments in each fund (including short-term investments allocated to such funds) consisted of the following:

	December 31
	2003	2002
Invesco Core Fixed Income Trust	$29,066,625	$—
American Balanced Fund	27,137,369	22,945,921
Invesco Stable Value Fund Trust	26,183,078	—
American Fundamental Investors	24,965,793	19,886,319
AIM Constellation Fund	15,993,774	12,414,307
Massey Energy Stock Fund	5,796,706	3,380,526
Pimco Renaissance Fund	3,880,903	1,130,718
Vanguard 500 Fund	2,362,017	805,453
Loan Fund	1,875,657	3,742,127
Wachovia Fixed Income Fund	—	27,491,271
Wachovia Money Market Fund	—	23,945,920

	$137,261,922	$115,742,562

Coal Company Salary Deferral and Profit Sharing Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2003, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated in value by $19,053,901 as follows:

Year ended December 31, 2003
American Fundamental Investors	$5,571,522
American Balanced Fund	4,324,688
AIM Constellation Fund	3,576,250
Massey Energy Stock Fund	3,257,658
Pimco Renaissance Fund	1,133,664
Invesco Core Fixed Income Trust	893,534
Vanguard 500 Fund	371,085
Wachovia Fixed Income Fund	(74,500)

$19,053,901

4. Related Party Transactions

Certain Plan assets are invested in funds sponsored by the Trustee. Prior to April 1, 2003, certain Plan assets were invested in funds sponsored by Wachovia Bank N.A. Transactions involving these instruments are considered to be party-in-interest transactions for which statutory exemption exists under the Department of Labor Regulations.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 28, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Coal Company Salary Deferral and Profit Sharing Plan

Notes to Financial Statements (continued)

6. Differences Between Financial Statements and Forms 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2003	2002
Net assets available for benefits per the financial statements	$137,332,692	$117,447,958
Amounts allocated to withdrawn participants	—	1,589,086

Net assets available for benefits per the Form 5500	$137,332,692	$115,858,872

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 2003
Benefits paid to participants per the financial statements	$15,238,355
Add: Amounts allocated on Form 5500 to withdrawn participants in the current year	—
Less: Amounts allocated on form 5500 to withdrawn participants in the prior year	(1,589,086)

Benefits paid to participants per the Form 5500	$13,649,269

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

Supplemental Schedules

Coal Company Salary Deferral and Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number 54-0295165, Plan Number 002

Year ended December 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Common/Collective Trusts:
*Invesco Core Fixed Income Trust	954,569 shares	$29,066,625
*Invesco Stable Value Trust	26,183,078 shares	26,183,078

Total Common/Collective Trusts		$55,249,703

Registered Investment Companies:
American Balanced Fund	1,569,541 shares	$27,137,369
American Fundamental Investors	865,365 shares	24,965,793
AIM Equity Funds, Inc. – Constellation Fund Class A	743,551 shares	15,993,774
Pimco Funds Multi Manager – Renaissance Fund Class A	168,442 shares	3,880,903
Vanguard 500 Index Fund	23,006 shares	2,362,017

Total Registered Investment Companies		$74,339,856

Common Stock Fund:
Massey Energy Company	273,946 units	$5,796,706

*Participant Loans	Interest rates range from 7.0% to 11.5%; maturity dates vary with remaining terms of 1 to 10 years	$1,875,657

Grand Total		$137,261,922

*	Party-in-interest.

Coal Company Salary Deferral and Profit Sharing Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Employer Identification Number 54-0295165, Plan Number 002

Year ended December 31, 2003

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions
$15,121	$ —